Exhibit (d)(1)(v)

July 1, 2015

Natixis Funds Trust II

Vaughan Nelson Value Opportunity Fund

399 Boylston Street

Boston, MA 02116

Re: Vaughan Nelson Value Opportunity Fund Advisory Agreement Addendum

Dear Ladies and Gentleman:

The Advisory Agreement dated October 31, 2008 between Natixis Funds Trust II (the “Trust”), with respect to its Vaughan Nelson Value Opportunity Fund (the “Series”), and NGAM Advisors, L.P. (formerly Natixis Asset Management Advisors, L.P.) (the “Adviser”) is hereby revised, effective July 1, 2015, to delete Section 7 and to replace it with the following:

7. As full compensation for all services rendered, facilities furnished and expenses borne by the Manager hereunder, the Fund shall pay the Manager compensation in an amount equal to the annual rate of 0.80% of the first $1.5 billion of the average daily net assets and 0.75% of its average daily net assets in excess of $1.5 billion of the Series, (or such lesser amount as the Manager may from time to time agree to receive) minus any fees payable by the Fund, with respect to the period in question, to any one or more Sub-Advisers pursuant to any agreements in effect with respect to such period. Such compensation shall be payable monthly in arrears or at such other intervals, not less frequently than quarterly, as the Board of Trustees of the Fund may from time to time determine and specify in writing to the Manager. The Manager hereby acknowledges that the Fund’s obligation to pay such compensation is binding only on the assets and property belonging to the Series.

To indicate your approval and acceptance of the terms of this letter, please sign below where indicated.

Natixis Funds Trust II

on behalf of its Vaughan Nelson Value Opportunity Fund series

By:	/s/ David L Giunta
Name:	David L. Giunta
Title:	President and Chief Executive Officer

Exhibit (d)(1)(v)

NGAM Advisors, L.P.

By NGAM Distribution Corporation, its general partner

By:	/s/ Coleen Downs Dinneen
Name:	Coleen Downs Dinneen
Title:	Executive Vice President, General
Counsel, Secretary & Clerk

2